UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F.          Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 3, 2005	ALIMENTATION COUCHE-TARD INC. By: /s/ Sylvain Aubry Sylvain Aubry Corporate Secretary

PRESS RELEASE

Couche-Tard acquires 19 stores in Georgia (U.S.)

ATD.MV.A, ATD.SV.B / TSX

Laval, February 3, 2005 — Alimentation Couche-Tard Inc. announces that it has signed an agreement to purchase 19 stores in the Augusta region of Georgia from QVS Inc. and Brosious & Holt Properties LLC. Should the transaction close as expected at the end of March 2005, this acquisition would add sales of approximately US$60 million to Couche-Tard’s revenues and contribute to its earnings on an annualized basis. The 19 convenience stores currently operate under the Pump N Shop banner, 14 of which are branded with Shell motor fuel with the remaining five flying the Spirit banner. Pursuant to this transaction, Couche-Tard would buy the land and buildings for 14 of these locations, and would lease the other five. According to a confidentiality agreement between Couche-Tard and Pump N Shop, the purchase price cannot be disclosed at this time.

“Strategically, this acquisition would be an excellent fit with our current network in metropolitan Augusta and would nicely compliment our expansion and growth plans in the Southeast Division of the United States. Consistent with our integration plan, we are continuing to strengthen our base operations, seizing the best expansion opportunities with plans to operate approximately 500 stores within the medium term. Our attraction to Pump N Shop was centered around the quality of its employees, prime locations, and retailing excellence. Extremely well-run & managed, these 19 Pump N Shop sites would add to the 30 we currently operate in the Augusta area. Approximately 200 employees would be joining our team to better serve our customers and community. Subsequent to this transaction, our network in the Southeast Division would include a total of 274 stores,” indicated Robert G. Campau, Vice-President, Operations, Southeast Division.

Profile

Alimentation Couche-Tard inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 4,815 convenience stores, 2,997 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 states in the Unites States. Some 34,000 people are employed throughout Couche-Tard’s retail convenience network and executives offices.

Source

Richard Fortin, Executive Vice-President and Chief Financial Officer

Tel: (450) 662-3272

Robert G. Campau, Vice-President, Operations, Southeast Division

Tel: (704) 583-5705

info@couche-tard.qc.ca	www.couche-tard.com